Mail Stop 3561

April 2, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

      Re: **Solar Acquisition Corp.**
            Amended Registration Statement on Form S-1
            Filed March 30, 2009 and March 31, 2009
            Form 10-Q for the Fiscal Period Ended September 30, 2008
            Filed January 13, 2009
            Form 12B-25
            Filed March 31, 2009
            File No. 333-152496

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, as amended

General

1. We note that the S-1/A that you filed on March 30, 2009 and the S-1/A that you filed on March 31, 2009 are both identified as the fifth amendment to your S-1 that was originally filed on July 24, 2008. Each time that you file an amendment you must accurately indicate the amendment number. For instance, you should have identified your March 31, 2009 filing as amendment six regardless of the reason for making the filing. Please confirm your understanding in this regard.

Table of Contents, page 4

2. We note your statement "Plan of Operation (PLEASE ADVISE THERE IS NO
    PLAN OF OPERATION IN THE DOCUMENT). Please remove your entire
    reference to the Plan of Operation section from your Table of Contents.

Item 27. Exhibit Index, page 31

3. We note your response to comment three from our letter dated March 16, 2009.
    We also note that your auditor's consent is dated February 20, 2009. At the time
    you request acceleration of effectiveness, please file an updated auditor's consent
    as an exhibit to the filing so that it is dated within the preceding 30 days from the
    date your registration statement will become effective. Please confirm your
    understanding in this regard.

Signatures, page 33

4. Please assure that future amendments to your registration statement are signed by
    the appropriate parties on or about the date of filing. Please see comment 12 in
    our letter dated February 3, 2009.

Form 10-Q for the Fiscal Period Ended September 30, 2008

5. We note your response to comment four from our letter dated March 16, 2009.
    Please confirm that the inclusion of your certifying officer's title in the title of the
    certification was not intended to limit the capacity in which the officer provided
    the certifications.

Form 12b-25

6. You indicated in your Form 12b-25 that you could not file your Form 10-K
    because you could not compile certain information that was necessary for you to
    file a timely and accurate report on your financial condition. In light of the fact
    that you have already included in your Form S-1 audited financial statements for
    the fiscal year ended December 31, 2008, please discuss the certain information
    you were unable to compile without unreasonable expense which prevented you
    from filing your Form 10-K. In this regard, we would expect your registration
    statement be revised to reflect this additional information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Via Facsimile